OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
                           c/o Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                            Rye Brook, New York 10573



                                  July 28, 2009

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz


                  Re: Old Mutual Absolute Return Fund, L.L.C. (the "Registrant")
                      Registration File No. 333-159684
                      --------------------------------

Dear Mr. Grzeskiewicz:

         Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 29, 2009 or as soon as practicable thereafter.

         Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                  OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.


                                  By: /s/ Ross Weissman
                                      --------------------------------
                                      Name: Ross Weissman
                                      Title:   Chief Financial Officer

                                  OLD MUTUAL INVESTMENT PARTNERS

                                  By: /s/ James Lummanick
                                      --------------------------------
                                      Name:  James Lummanick
                                      Title:  Senior Vice President